

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 31, 2024

William K. Newton
Chief Executive Officer
Concentra Group Holdings Parent, Inc.
4714 Gettysburg Road, P.O. Box 2034
Mechanicsburg, PA 17055

> **Re: Concentra Group Holdings Parent, Inc.**
> **Amendment No. 2 to Draft Registration Statement on Form S-1**
> **Submitted May 17, 2024**
> **CIK No. 0002014596**

Dear William K. Newton:

We have reviewed your amended draft registration statement and have the following comment(s).

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 9, 2024 letter.

Amendment No. 2 to Draft Registration Statement on Form S-1

Our Company, page 1

1. We note your response to prior comment 1. Please revise to clarify whether the 2020-2023 claims survey excluded any claims in the study. You disclose on page 58 that "certain benchmarking statistics are based on results from workers' compensation claim surveys of a select group of customers from 2020 to 2023 that aggregated approximately 500,000 customer claims." Also clarify throughout your prospectus that the survey was conducted by you for a certain limited period and may not be representative of all industry claims.

Our Management Services Organization, page 11

2. We note your revised disclosure in response to prior comment 7. Specifically, we note the

disclosure that the "description of the MSA is qualified in its entirety" by reference to the Company's Form of Medical Center Management and Consulting Agreement. As investors are entitled to rely upon your disclosure within the registration statement, such qualifications are inappropriate. Please revise your disclosure to remove this qualification. We do not object to general references to an exhibit.

Please contact Al Pavot at 202-551-3738 or Terence O'Brien at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Richie at 202-551-7857 or Lauren Nguyen at 202-551-3642 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc: Stephen M. Leitzell